# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Churchill Private Capital Income Fund, CIK 0001911066
CUSIP: 67114U105
Title of class of securities: Class I Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002022801

## Reporting persons
- Income Insurance Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,382,267; sole dispositive power 0; shared dispositive power 4,382,267; aggregate amount beneficially owned 4,382,267 (8.6% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 assumes 51,061,410 outstanding Class I common shares of beneficial interest as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on November 10, 2025.
- NTUC Enterprise Co-Operative Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,382,267; sole dispositive power 0; shared dispositive power 4,382,267; aggregate amount beneficially owned 4,382,267 (8.6% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 assumes 51,061,410 outstanding Class I common shares of beneficial interest as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on November 10, 2025.

## Item 1. Issuer
Name of issuer: Nuveen Churchill Private Capital Income Fund
Address of issuer's principal executive offices: 375 Park Avenue, 9th Floor, New York, NY

## Item 2. Person Filing
Name of person filing:
Income Insurance Ltd
NTUC Enterprise Co-Operative Ltd
Address of principal business office or, if none, residence: 75 Bras Basah Road, Income Centre, Singapore, 189557
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company in Singapore

## Item 4. Ownership
Amount beneficially owned: 4,382,267.
Percent of class: 8.6%. The number of shares outstanding for purposes of this percentage calculation assumes 51,061,410 outstanding Class I common shares of beneficial interest as of November 10, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the Securities and Exchange Commission on November 10, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,382,267
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,382,267

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [Enter the name of your institutional investor here] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Insurance companies in Singapore

## Signatures
- Income Insurance Ltd: /s/ Mark Shi Minkang, Mark Shi Minkang / Authorized Signatory (01/27/2026)
- NTUC Enterprise Co-Operative Ltd: /s/ David Poh, David Poh / Authorized Signatory (01/27/2026)